Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SECOND QUARTER ENDED JUNE 30, 2014

The following Management’s Discussion and Analysis of Financial Condition or MD&A and Results of Operations provides information on the activities of Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) on a consolidated basis and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended June 30, 2014. All amounts are expressed in United States (U.S.) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of U.S. dollars. On October 23, 2013 the outstanding common shares were consolidated on a 50:1 basis. Accordingly, all shares and per share references in this MD&A are on a post-conversion basis, unless otherwise noted. This document is current in all material respects as of August 13, 2014.

The Company prepares its consolidated financial statements in accordance with the CICA Handbook.

Accordingly, the financial information contained in this MD&A and in the Company’s interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB. The interim condensed consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by the Board of Directors.

Forward-looking Statements

The forward-looking statements and information contained in this document are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from those anticipated including, among others, the Company’s belief as to the potential of its product, voclosporin, both in clinical trials and in the market, its ability to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships and the effect of capital market conditions and other factors on capital availability, the success and timely completion of clinical studies and trials, and the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis and have sufficient financial resources to complete the required development work.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary materially from those described herein.

For additional information on risks and uncertainties please see the “Risks and Uncertainties” section of this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent the Company’s expectations as of that date. Investors should also consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com.

OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

Aurinia Pharmaceuticals Inc. or the “Company” is a biopharmaceutical company with its registered and administration office currently located at 5120 – 75 Street, Edmonton, Alberta T6E 6W2. The Company has its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 which incorporates clinical, regulatory and business development functions of the Company.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the Toronto Stock Exchange (“TSX”) under the symbol “AUP”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis.

The Company has the following wholly-owned subsidiaries: Aurinia Pharma Corp. (formerly Aurinia Pharmaceuticals Inc.), Aurinia Pharmaceuticals, Inc. (Delaware incorporated) which was incorporated on November 4, 2013, and Aurinia Pharma Limited (UK incorporated).

Summary Description of Business

Aurinia is focused on the development of its novel therapeutic immunomodulating drug candidate, voclosporin, which is a next generation calcineurin inhibitor, for the treatment of lupus nephritis (“LN”). The mechanism of action of voclosporin, a calcineurin inhibitor (CNI), has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, Keratoconjunctivitis sicca, Psoriasis, Rheumatoid Arthritis, and even for LN in Japan. The Company believes that voclosporin possesses particular pharmacologic properties that have the potential to demonstrate best-in-class differentiation and first-in-class status for the treatment of LN outside of Japan.

CORPORATE DEVELOPMENTS

Private Placement Financing

On February 14, 2014 the Company completed a $52 million private placement (the “Offering”). The Company intends to use the net proceeds from the Offering to advance the clinical and nonclinical development of its lead drug candidate, voclosporin, as a therapy for LN and for general corporate purposes.

The financing was led by venBio, New Enterprise Associates (NEA), Redmile Group, RA Capital Management, Great Point Partners, and Apple Tree Partners, with participation from various other institutional investors, including existing shareholders Lumira Capital, ILJIN Life Science Co. Ltd. and Difference Capital.

Under the terms of the Offering, the Company issued 18.92 million units (the “Units”) at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. In addition, in the event that the Company does not reduce the size of its Board of Directors to seven directors within 90 days following closing of the Offering, an additional 0.1 Warrants will be issued for each Unit purchased by a subscriber for every additional 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6.62 million additional Warrants (“Board Warrants”). As noted in the “Board of Directors” section below, on May 7, 2014 the Company held its Annual and Special Shareholder Meeting at which the shareholders approved the composition of the Board at seven directors, therefore extinguishing the Board Warrant liability relating to this condition.

If the Company does not obtain approval to list its common shares on NASDAQ within 12 months following the closing of the Offering, the Company has agreed to issue an additional 0.1 Warrants for each Unit purchased by a subscriber for every 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6.62 million additional Warrants (“NASDAQ Warrants”). All securities issued in connection with the Offering are subject to a four month hold period from the date of issuance in accordance with applicable securities law, which expires on June 15, 2014 for the securities issued at closing. For information on the accounting treatment of these contingent warrants see note 8 to the interim condensed consolidated financial statements for the second quarter ended June 30, 2014.

Leerink Partners LLC acted as lead placement agent and Canaccord Genuity Inc. acted as co-placement agent for the Offering. The placement agents were paid a 7.5% cash commission on subscriptions excluding those from existing shareholders for a total commission of $3.49 million. The Company also incurred filing, legal and escrow fees of $198,000 directly related to the Offering.

The Company is using the net proceeds from the Offering to advance the development of its lead drug candidate, voclosporin, as a therapy for LN and for corporate and working capital purposes. The Company is actively engaged in the recruitment and enrollment phase of its LN Phase 2b clinical trial.

Functional currency and change in presentation currency

Effective January 31, 2014, the Company changed its functional currency from the Canadian dollar (“CDN$”) to the United States dollar (“US$”). The change in functional currency, which has been accounted for prospectively, better reflects the Company’s current business activities which are primarily denominated in US$ and to improve investors’ ability to compare the Company’s financial results with other publicly traded entities in the biotech industry. In addition, the Company changed its presentation currency to US$ and followed the guidance in IAS21-The Effects of Changes in Foreign Exchange Rates. Accordingly, the Company has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency.

Board of Directors

On May 7, 2014 the Company held its Annual and Special Shareholders Meeting at which time the shareholders approved the composition of the Board at seven directors and elected the following seven directors to the Board for the following year; namely, Messrs. Richard Glickman, Stephen Zaruby, Michael Martin, Kurt von Emster, Benjamin Rovinski, Daniel Park and Chris Kim.

On July 29, 2014 Mr. Charles A. Rowland, Jr. joined the Board of Directors and will assume the role of Audit Committee Chair. Mr. Rowland has over 32 years of diversified financial experience. Most recently Mr. Rowland was Vice President and Chief Financial Officer of ViroPharma Inc., which was acquired in January of 2014 by Shire PLC for over $4.2 billion. He has also served as interim Co-CEO and CFO at Endo Pharmaceuticals Inc., and CFO at Biovail Pharmaceuticals Corporation (acquired by Valeant Pharmaceuticals International Inc.) Mr. Rowland is a CPA and holds an M.B.A. from Rutgers University and a B.S. in Accounting from Saint Joseph’s University. Mr. Rowland brings a high level of financial expertise and a breadth of experience within our business sector. His addition to the Board will provide greater financial oversight and Board independence to Aurinia.

The Company has filed an application to list its shares on the NASDAQ Global Market. Upon meeting the required listing criteria the Company expects to begin trading on this exchange shortly thereafter. Mr Rowland’s extensive financial experience and his CPA designation qualifies him to act as an Audit Committee Chair as per the NASDAQ requirements, therefore his appointment to our Board is an important step in our preparations towards an anticipated NASDAQ listing. In conjunction with Mr. Rowland joining the Board, Mr. Michael Martin, Chief Operating Officer of the Company and co-founder of Aurinia Pharma Corp. has resigned from the Board.

STRATEGY

The Company’s business strategy is to optimize the clinical and commercial value of voclosporin, its late stage clinical candidate. In particular, the Company is focused on the development of voclosporin as an add-on therapy to the current standard of care, CellCept®, which was developed by the Aurinia Pharma Corp. management team during its tenure at Aspreva Pharmaceuticals Inc.

The key elements of the Company’s corporate strategy include:

•	Focusing the Company’s resources on advancing voclosporin through a robust Phase 2b LN study.

•	Mitigate development risk by leveraging the ALMS database and management team’s experience – The Company has certain rights to utilize the ALMS database including its use in planning, designing and informing the Phase 2b LN study.

•	Evaluate future voclosporin indications – While the Company intends to deploy its operational and financial resources to develop voclosporin for LN, the Company believes that voclosporin has the potential to be of therapeutic value in other autoimmune indications and the prevention of transplant rejection.

•	Further develop the Company as an attractive acquisition target – Management of the Company believes that should the planned clinical studies be successful, maintaining broad rights to the Company’s technology through the completion of the clinical program will increase the Company’s potential to be an attractive acquisition target.

About Lupus Nephritis

The Lupus Foundation of America (“LFA”) estimates that approximately 1.5 million people in the United States of America and up to 5.0 million people worldwide suffer from systemic lupus erythematosus (“SLE”). Approximately 90% of patients suffering from SLE are women of child-bearing age. The disease causes severe impairments on quality of life and wellbeing. Of the patients suffering from SLE, 40-60% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN and have a high probability of advancing to end stage renal disease and dialysis if left untreated.

Based on the work performed by the former Aspreva team, ALMS data has been reported in several respected journals, including, the New England Journal of Medicine (Dooley MA, Jayne D, Ginzler EM, Isenberg D, Olsen NJ, Wofsy D, Solomons, N et al; ALMS Group. Mycophenolate versus azathioprine as maintenance therapy for lupus nephritis. N Engl J Med. 2011 Nov 17;365(20):1886-95) and the Journal of the American Society of Nephrology (Appel GB, Contreras G, Dooley MA, Ginzler EM, Isenberg D, Jayne D, Solomons N et al; Aspreva Lupus Management Study Group. Mycophenolate mofetil versus cyclophosphamide for induction treatment of lupus nephritis. J Am Soc Nephrol. 2009 May;20(5):1103-12. Epub 2009 Apr 15.) These publications and subsequent alterations in treatment strategies by physicians caring for patients suffering from LN have established CellCept® as the standard of care for the treatment of LN. This shift in the treatment paradigm for LN and the establishment of CellCept® use as a relatively uniform treatment approach for these patients has, in the view of the Company, caused the LN market to evolve into an attractive and mature market opportunity.

Despite CellCept® being the current standard of care for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy. Data suggests that a LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years (Chen YE, Korbet SM, Katz RS, Schwartz MM, Lewis EJ; the Collaborative Study Group. Value of a complete or partial remission in severe lupus nephritis. Clin J Am Soc Nephrol. 2008;3:46-53.). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. The data suggests that the majority of patients in the United States suffering from lupus will not achieve complete remission and are not adequately treated (BioTrends® Research Group In., ChartTrends® SLE, December 2010).

CNIs and Lupus Nephritis

Aurinia’s lead drug, voclosporin, belongs to a class of drugs called calcineurin inhibitors (“CNIs”). There are only two other marketed CNIs available, cyclosporine and tacrolimus. Cyclosporine was introduced in the early 1980’s and tacrolimus was first marketed in the mid-1990’s. Both cyclosporine and tacrolimus have lost key patent protection and have not been approved for the treatment of lupus outside of Japan. For the past 20 years these products, in combination with CellCept® (mycophenolate mofetil or “MMF”) and steroids have been the cornerstone for the prevention of renal transplant rejection with greater than 90% of all renal transplant patients leaving hospital on lifelong CNI plus MMF therapy.

In 2008, the Japanese Health Authority became the first major jurisdiction in 50 years to approve a pharmaceutical agent for the treatment of LN. This product was the calcineurin inhibitor tacrolimus. In addition to this approval, a substantial amount of recent data has been generated, primarily from investigator initiated trials, that support the use of either cyclosporine or tacrolimus for the treatment of various forms of lupus including LN. The addition of tacrolimus, layered on top of MMF and steroids akin to the widely accepted and utilized transplantation regimen, appears to dramatically improve complete response/remission rates in LN (Bao H, Liu ZH, Xie HL, Hu WX, Zhang HT, Li LS. Successful treatment of class V+IV lupus nephritis with multitarget therapy. J Am Soc Nephrol. 2008 Oct;19(10):2001-10. Epub 2008 Jul 2 and .Liu , Zhi-Hong et al., 2012 ASN Abstract SA-OR097). This approach to treatment can be considered a multi-targeted therapeutic (“MTT”) approach to treating LN as is routinely used in transplantation. Complete remission rates of up to 50% have been reported utilizing this approach. Long term follow-up studies in LN suggest that the early reduction in proteinuria as seen in complete remission leads to improved renal outcome at ten years. (Houssiau FA, Vasconcelos C, D’Cruz D, Sebastiani GD, de Ramon Garrido E, Danieli MG, et al. Early response to immunosuppressive therapy predicts good renal outcome in lupus nephritis. Lessons from long-term followup of patients in the Euro-lupus nephritis trial. Arthritis Rheum. 2004 Dec;50(12):3934-40).

The Company plans to utilize this MTT approach to treating LN patients with its novel CNI, voclosporin.

About voclosporin

Voclosporin is an oral drug, administered twice daily. It is structurally similar to cyclosporine A (“CsA”), but is chemically modified on the amino acid-1 residue. This modification leads to a number of advantages the Company believes offer relevant clinical benefits as compared to the older off-patent CNIs.

Voclosporin mechanism of action

Voclosporin reversibly inhibits immunocompetent lymphocytes, particularly T-Lymphocytes in the G0 and G1 phase of the cell-cycle, and also reversibly inhibits the production and release of lymphokines. Through a number of processes voclosporin inhibits and prevents the activation of various transcription factors necessary for the induction of cytokine genes during T-cell activation. It is believed that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN. In addition to these immunologic impacts recent data suggests that CNIs have another subtle but important impact on the structural integrity of the podocytes (Faul C, et al. The actin cytoskeleton of kidney podocytes is a direct target of the antiproteinuric effect of cyclosporine A. Nat Med. 2008 Sep;14(9):931-8. doi: 10.1038/nm.1857). This data suggests that inhibition of calcineurin in patients with autoimmune kidney diseases helps stabilize the cellular actin-cytoskeleton of the podocytes thus having a structural impact on the podocyte and the subsequent leakage of protein into the urine, which is a key marker of patients suffering from LN.

Potential voclosporin clinical benefits

The Company believes that voclosporin has shown a number of key clinical benefits over the existing commercially available CNIs (tacrolimus & cyclosporine). Firstly, CNI assay results have indicated that voclosporin is approximately four times more potent than its parent molecule cyclosporine, which would indicate an ability to give less drug and produce fewer potentially harmful metabolites. Secondly, cyclosporine inhibits the enterohepatic recirculation of mycophenolic acid (“MPA”), the active metabolite of MMF. The net effect of co-administration of CsA with MMF is reduced MPA systemic exposure by as much as 50% (D. Cattaneo et al. American Journal of Transplantation, 2005:12(5);2937-2944.). This drug interaction has not been observed with voclosporin and it is not expected that MPA blood exposure levels will be reduced with voclosporin co-administration. This is an extremely important fact to consider as most patients being treated with voclosporin for LN will already be taking MMF. Furthermore, pharmacokinetic and pharmacodynamics (“PK-PD”) analysis indicate lower PK-PD variability for voclosporin versus tacrolimus or cyclosporine, to the extent that the Company believes flat-dosing can be achieved for voclosporin. The currently available CNIs require extensive therapeutic drug monitoring which can often be costly, confusing and time consuming for treating physicians.

In a head-to-head study comparing voclosporin against cyclosporine in the treatment of psoriasis, cyclosporine was shown to cause significant increases in lipid levels as compared to voclosporin. The difference was statistically significant. This is important considering the fact that most lupus patients die of cardiovascular disease. In another study comparing voclosporin against tacrolimus in patients undergoing renal transplantation, the voclosporin group experienced a statistically significantly lower incidence of glucose intolerance and diabetes than tacrolimus treated patients. Additionally, in the Japanese tacrolimus study that led to the approval of this drug in Japan, almost 15% of tacrolimus patients experienced glucose intolerance (Miyasaka N, Kawai S, Hashimoto H. Efficacy and safety of tacrolimus for lupus nephritis: a placebo-controlled double-blind multicenter study. Mod Rheumatol. 2009;19(6):606-15. Epub 2009 Aug 18). This is a major limitation for physicians wanting to use this agent in lupus and is a well described side effect of tacrolimus.

The Company believes that voclosporin can be differentiated from the older CNIs and thus possess a unique position with the market.

Voclosporin development history

More than 2,600 patients have been administered voclosporin. The safety and tolerability profile of the drug therefore is well characterized. Phase 2 or later clinical studies that have been completed include studies in the following indications:

Psoriasis: To date, two Phase 3 studies in patients with moderate to severe psoriasis have been completed. The primary efficacy endpoint in both studies was a reduction in Psoriasis Area and Severity Index (“PASI”), which is a common measure of psoriasis disease severity. The first study treatment with voclosporin resulted in statistically significantly greater success rates than treatment with placebo by the twelfth week. In a second study comparing voclosporin against cyclosporine, the drug was not shown to be statistically non-inferior to cyclosporine in terms of efficacy; however voclosporin proved superior in terms of limiting elevations in hyperlipidemia. Due to the evolving psoriasis market dynamics and the changing standard of care for the treatment of this disease the Company has decided not to pursue further Phase 3 development.

Renal Transplantation: A Phase 2b trial in de novo renal transplant recipients was completed. Study ISA05-01, the PROMISE Study (Busque S, Cantarovich M, Mulgaonkar S, Gaston R, Gaber AO, Mayo PR, et al; PROMISE Investigators. The PROMISE study: a phase 2b multicenter study of voclosporin (ISA247) versus tacrolimus in de novo kidney transplantation. Am J Transplant. 2011 Dec;11(12):2675-84) was a six month study with a six month extension comparing voclosporin directly against tacrolimus on a background of MMF and corticosteroids. Voclosporin was shown to be equivalent in efficacy, but superior to tacrolimus with respect to the incidence of new onset diabetes after transplantation (“NODAT”). In 2010, tacrolimus lost its exclusivity in most world markets and as a result, the competitive pricing environment for voclosporin for this indication has come into question. Additionally, the more expensive development timelines for this indication has made it a less attractive business proposition as compared to the LN indication, even when considering the fact that a Special Protocol Assessment has been agreed to by the FDA for this indication.

Uveitis: Multiple studies in various forms of non-infectious uveitis have been completed over the past several years by a licensee of the Company indicating mixed efficacy. In all but one of the studies, completed by the licensee, an impact on disease activity was shown in the voclosporin group. However achievement of the primary end-points in multiple studies could not be shown. Uveitis is a notoriously difficult disease to study due to the heterogeneity of the patient population and the lack of validated clinical end-points. However in all of the uveitis studies completed, the safety results were consistent and the drug was well tolerated as expected. The Company has now successfully terminated its licensing agreement with Lux BioSciences, Inc. (“Lux”). In conjunction with this termination the Company has retained a portfolio of additional patents that Lux had been prosecuting that are focused on delivering effective concentrations of voclosporin to various ocular tissues. The Company will continue to evaluate these patents and make strategic recommendations on how they fit into the ongoing strategic directives of the Company.

Scientific Rationale for Treatment of LN with voclosporin

SLE including LN is a heterogeneous autoimmune disease with often multiple organ and immune system involvement. T-cell mediated immune response is an important feature of the pathogenesis of LN while the podocyte injury that occurs in conjunction with the ongoing immune insult in the kidney is an important factor in the clinical presentation of the disease.

The use of voclosporin in combination with the current standard of care for the treatment of LN provides a multi-targeted approach to treating this heterogenous disease (similar to the standard approach in preventing kidney transplant rejection). Voclosporin has shown to have potent effects on T-cell activation leading to its immunomodulatory effects. Additionally, recent evidence suggests that inhibition of calcineurin has direct physical impacts on the podocytes within the kidney. Inhibition of calcineurin within the podocytes can prevent the dephosphorylation of synaptopodin which in turn inhibits the degradation of the actin cytoskeletion within the podocyte. This process is expected to have a direct impact on the levels of protein in the urine which is a key marker of LN disease activity.

Status of the Company’s Development Program in LN

The Company’s clinical strategy involves layering voclosporin on top of the current standard of care (CellCept®/MMF and steroids) as MTT to induce and maintain remission in patients suffering from active LN. In 2012, the Company gained alignment with both the Cardio-Renal and Pulmonary, Allergy, and Rheumatology Products divisions of the FDA on its proposed Phase 2b protocol. The Company has an active IND and is currently recruiting patients for the Phase 2b LN trial.

With the existing evidence that supports the utility of CNIs in combination with MMF in treating LN, the robust safety data base of voclosporin and the fact that CellCept®/MMF in combination with the other CNIs is the standard of care in transplant, it is reasonable to consider that voclosporin is a risk mitigated clinical asset for the treatment of LN.

RESULTS OF OPERATIONS

For the three months ended June 30, 2014, the Company reported a consolidated net loss of $4.02 million or $0.13 per common share, as compared to a consolidated net loss of $970,000 or $0.24 per common share for the three months ended June 30, 2013. The increase in the net loss reflected a significant increase in research and development activities and expenditures related to the Company’s Phase 2b LN clinical trial.

For the six months ended June 30, 2014, the Company reported a consolidated net loss of $9.21 million or $0.35 per common share, as compared to a consolidated net loss of $1.76 million or $0.45 per common share for the six months ended June 30, 2013.

The Company’s current activities in 2014 are significantly changed from those in 2013 as the Company completed a private placement on February 14, 2014 which has funded the Company to move forward and become fully engaged in launching its Phase 2b LN clinical trial in the second quarter ended June 30, 2014.

This process has increased the level of activity generally across all functions of the Company and as a result the levels of expenditures are higher when compared to the previous year, particularly in the research and development expenditures which are all related to the Phase 2b trial activities.

Revenue and deferred revenue

The Company recorded revenues of $71,000 and $138,000 respectively for the three and six month periods ended June 30, 2014 compared to $85,000 and $173,000 for the comparable periods in 2013.

The deferred revenue related to the 3SBio Inc. and Paladin Labs Inc. fee payments is being amortized on a straight line basis. The deferred revenue is amortized as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

Research and Development

Net research and development expenditures increased to $2.55 million and $3.59 million respectively for the three and six month periods ended June 30, 2014 compared to $442,000 and $777,000 respectively for the three and six month periods ended June 30, 2013. These expenditures for 2014 related to the development activities of voclosporin for the advancement of the LN development program. The increase in expenditures reflects the significant increase in the activities required for both the launch and recruitment of patient phases of the Phase 2b LN clinical trial in the second quarter of 2014. These activities included site selections and initiations, site contract approvals, CRO contract approvals and various other activities conducted by the Company in order to enroll patients.

Contract Research Organization (“CRO”) and other third party clinical trial costs were $2.86 million and $3.38 million respectively for the three and six month periods ended June 30, 2014. The Company was not involved in any clinical trials in 2013 so therefore there were no comparable costs in 2013.

The Company incurred drug supply costs, primarily for packaging and drug stability, of $207,000 and $312,000 respectively for the three and six month periods ended June 30, 2014 compared to $18,000 and $23,000 for the comparable periods in 2013.

Salaries and employee benefits increased to $164,000 and $468,000 respectively for the three and six month periods ended June 30, 2014 compared to $134,000 and $268,000 for the comparable periods in 2013. This increase was primarily the result of adding the Chief Medical Officer and the Vice President of Regulatory Affairs from Aurinia Pharma Corp. to the Company’s payroll effective October 1, 2013 and bonuses to R & D personnel recorded in the first quarter of 2014.

Travel expenses related to research and development also increased to $92,000 and $122,000 respectively for the three and six month periods ended June 30, 2014 compared to $8,000 and $8,000 for the comparable periods in 2013. This increase is a reflection of the additional travel incurred to date for the Phase 2b LN trial by the Company’s staff.

Corporate, Administration and Business Development

Corporate, administration and business development expenditures were $1.71 million and $4.09 million respectively for the three and six month periods ended June 30, 2014 compared to $491,000 and $985,000 for the comparable periods in 2013.

The largest change related to non-cash stock option expense which increased to $435,000 and $1.48 million for the three and six month periods ended June 30, 2014 compared to $45,000 and $108,000 for the comparable periods in 2013. The stock compensation expense in 2014 resulted from the grant of options to the new Chief Executive Officer and the Board of Directors on February 18, 2014. There were no options granted in 2013.

Salaries and employee benefits increased to $355,000 and $982,000 respectively for the three and six month periods ended June 30, 2014 compared to $132,000 and $281,000 for the same comparable periods in 2013. The increase in 2014 reflected the salaries of the new Chief Executive Officer and Chief Operations Officer, and bonuses to corporate and administration personnel recorded in the first quarter of 2014. In addition, the Chief Financial Officer and existing administration staff were paid their full wages in 2014 whereas in the first half of 2013 the Company had reduced the hours of work and wages paid to the employees due to its weak financial position at the time.

Trustee fees, filing fees and other public company costs increased to $365,000 and $443,000 respectively for the three and six month periods ended June 30, 2014 compared to $55,000 and $106,000 for the same comparable periods in 2013, primarily due to incurring listing fees of $184,000 upon obtaining its TSX listing.

Professional and consulting fees increased to $224,000 and $520,000 respectively for the three and six month periods ended June 30, 2014 compared to $336,000 and $262,000 for the same comparable periods in 2013. This increase was due to legal and audit costs associated with the NASDAQ application process, higher audit and other advisory fees incurred for the 2013 audit resulting from the Plan of Arrangement and merger with Aurinia and ILJIN, the timing of audit fees incurred and higher legal fees related to the divestiture of the NICAMs assets, termination of the Lux license agreement, public disclosure documents such as the Annual Information Form and general legal advice requirements.

Director fees increased to $104,000 and $255,000 respectively for the three and six month periods ended June 30, 2014 compared to $38,000 and 77,000 for the same comparable periods in 2013. Director fees in 2014 reflected changes to the compensation and composition of the Board in preparation for the Company’s planned NASDAQ listing which resulted in an increase in director fee expense.

Travel expenses related to corporate, administration and business development also increased to $85,000 and $149,000 respectively for the three and six month periods ended June 30, 2014 compared to $20,000 and $38,000 for the comparable periods in 2013. This increase is a reflection of the additional travel incurred to date related to investor relations and business development activities in 2014.

Stock-based Compensation expense

For stock option plan information and outstanding stock option details refer to note 8 of the interim condensed consolidated financial statements for the three and six month periods ended June 30, 2014.

The Company did not issue any stock options in the three month period ended June 30, 2014. Previously in the first quarter ended March 31 2014 the Company had granted 1.19 million stock options to certain Directors and Officers of the Company at $3.19 (CDN$3.50) per share. The Company had not granted any stock options for the comparable periods in 2013.

Application of the fair value method resulted in charges to stock-based compensation expense of $435,000 and $1,733,000 for the three and six months ended June 30, 2014 respectively, (2013 – $79,000 and $184,000) with corresponding credits to contributed surplus. For the three and six month periods ended June 30, 2014, stock compensation expense has been allocated to research and development expense in the amounts of $Nil and $Nil respectively, (2013 – $34,000 and $76,000) and corporate, administration and business development expense in the amounts of $435,000 and $1,480,000 respectively, (2013 – $45,000 and $108,000) and restructuring costs in the amounts of $ Nil and $253,000 respectively (2013-$Nil and $Nil).

Amortization of intangible assets

Amortization of intangible assets of $359,000 and $718,000 for the three and six month periods ended June 30, 2014 increased compared to $67,000 and $135,000 recorded for the comparable periods in 2013. The increase reflects the higher balance of intangible assets being amortized in 2014 compared to the same period in 2013 as a result of the plan of arrangement completed with Aurinia Pharma Corp. on September 20, 2013.

Restructuring costs

The Company recorded restructuring costs of $403,000 and $972,000 for the three and six month periods ended June 30, 2014 increased compared to $Nil and $Nil recorded for the comparable periods in 2013.

The Company recorded restructuring costs of $403,000 in the second quarter ended June 30, 2014 related to the relocation of the head office of the Company to Victoria, British Columbia from Edmonton, Alberta. These costs included moving expenses, retention and severance costs and an additional provision for loss on sublease agreement of $177,000, bringing the total provision for restructuring costs to $277,000, of which $123,000 is expected to be settled in the next year.

On February 14, 2014 the Company signed a NICAMs Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Corp. (“Ciclofilin”), a company controlled by the former Chief Executive Officer and Chief Scientific Officer, whereby it divested its early stage research and development Non-Immunosuppressive Cyclosporine Analogue Molecules (“NICAMs”) assets, consisting of intellectual property, including patent applications and know-how to Ciclofilin. There was no upfront consideration received by the Company and future consideration will consist of milestones relating to the clinical and marketing success of NICAMs and a royalty. Due to NICAMs’ early stage of development, the Company estimated the fair value of the consideration to be $nil at the time.

The Company recorded $216,000 of restructuring costs related to the NICAMs in the first quarter ended March 31, 2014. These restructuring costs consisted of severances of $115,000 paid to the three employees working on the NICAMs and $101,000 of other NICAMs related expenses, including wage and patent costs incurred from January 1, 2014 to the divestiture date.

The Company also recorded as restructuring costs in the first quarter ended March 31, 2014, stock compensation expense of $253,000 related to stock options granted in February 2014 to the former Chief Executive Officer and Chief Scientific Officer pursuant to his termination agreement.

Other expense (income)

The Company recorded other income of $954,000 and $55,000 respectively for the three and six month periods ended June 30, 2014 compared to other expense of $42,000 and $4,000 recorded for the comparable periods in 2013

Other expense (income) for the three and six month periods ended June 30, 2014 reflected a gain on extinguishment of warrant liability of $438,000 and a gain on re-measurement of warrant liability of $646,000. The Company also recorded an expense of $105,000 for the three months ended June 30, 2014 on a revaluation adjustment on long term contingent consideration to ILJIN. For the six months ended June 30, 2014 the Company recorded an expense of $638,000 on revaluation adjustments on long term contingent consideration to ILJIN. It also recorded as an expense of $203,000 related to share issue costs allocated to the warrant liability for the six month period ended June 30, 2014. There were no similar items for the comparable period in 2013.

In addition, the Company recorded foreign exchange losses of $47,000 and $191,000 respectively for the three and six month periods ended June 30, 2014 compared to foreign exchange losses of $18,000 and $21,000 for the same periods in 2013. The Company’s functional currency is the United States dollar. It incurs foreign exchange gains or losses depending on the fluctuations of the USD-Canadian dollar exchange rates. The Company incurred a foreign exchange loss in the second quarter of 2014 due to the increase in the Canadian Dollar relative to the US dollar during the period.

LIQUIDITY AND CAPITAL RESOURCES

The Company completed a private placement on February 14, 2014 for gross proceeds of $52 million. The Company intends to use the net proceeds from the Offering to advance the development of its lead drug candidate, voclosporin, as a therapy for LN by conducting a Phase 2b LN clinical trial and for general corporate and working capital purposes.

At June 30, 2014, the Company had cash and cash equivalents of $39.09 million compared to $43.29 million at March 31, 2014 and $1.82 million at December 31, 2013.

We believe that our cash position after completion of this financing will be sufficient to finance our operational and capital needs, including completion of the Phase 2b LN trial, until at least the end of 2016.

The Company is in the development stage and is devoting substantially all of its financial and operational resources and efforts towards the development activities for its drug, voclosporin. The recoverability of amounts expended on research and development to date, including capitalized intellectual property, is dependent on the ability of the Company to complete the required development activities.

Sources and Uses of Cash for the three and six month periods ended June 30, 2014 and June 30, 2013

Sources and Uses of Cash (in thousands of dollars)	Three months ended June 30			Six months ended June 30
	2014	2013	Increase (Decrease)	2014	2013	Increase (Decrease)
	$	$	$	$	$	$
Cash used in operating activities	(4,183)	(381)	(3,802)	(9,536)	(582)	(8,954)
Cash provided by (used in) investing activities	(47)	(47)	—	(47)	13	(60)
Cash provided by financing activities	34	862	(828)	46,871	854	46,017
Effect of foreign exchange rate on cash and cash equivalents	—	(12)	12	(16)	(15)	(1)
Net increase (decrease) in cash and cash equivalents	(4,196)	422	(4,618)	37,272	270	37,002

Net cash used in operating activities for the three and six month periods ended June 30, 2014, was $4.18 and $9.54 million respectively compared to cash used in operating activities of $381,000 and $582,000 respectively for the three and six month periods ended June 30, 2013. Cash used in operating activities in 2014 and 2013 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items, which for 2014 included repayment of the drug supply loan in the amount of $1.20 million.

Cash generated by financing activities for the three and six month periods ended June 30, 2014, was $34,000 and $46.87 million respectively compared to cash generated by financing activities of $862,000 and $854,000 for the three and six month periods ended June 30, 2013. On February 14, 2014, the Company received net proceeds of $48.31 million from the private placement equity financing and in turn paid out the financing milestone to ILJIN (contingent consideration) of $1.6 million in the same period. The Company also received $34,000 and $164,000 for the exercise of warrants for the three and six month periods ended June 30, 2014 respectively. The Company for the three months ended June 30, 2013 completed a private placement financing for net proceeds of $862,000.

CONTRACTUAL OBLIGATIONS

The following table presents contractual and purchase obligations arising from agreements other than amounts already recorded as liabilities currently in force as at June 30, 2014. The purchase obligations relate primarily to contractual commitments for services and materials for the Phase 2b LN trial.

(in thousands of dollars)	Total	Less than one year	Two to three years	Greater than three years
	$	$	$	$
Operating lease obligations	840	374	466	—
Purchase obligations	941	759	119	63

Operating lease obligations

The Company, entered into an agreement to sublease, effective June 1, 2014, 4,418 square feet of office and storage space at its head office location in Victoria, British Columbia. The sublease is for a term of five years at a base rent cost of approximately $7,000 per month plus operating costs. The Company however has the right to terminate the lease after the third year at no cost.

On October 1, 2013 the Company reduced its leased premises costs in Edmonton, Alberta by entering into a three year sublease with the head lessee for approximately 9,000 square feet while vacating the remaining 16,318 square feet it had previously been leasing. The Sublease cost is approximately $20,000 monthly and includes base rent, utilities and operating costs. The Company has paid the head lessee a deposit of $145,000 for the last 7.4 months of rent which has not been reflected in the operating lease obligation figures above. The Company in turn subleases out, on a month-to-month basis, a portion of the space, and currently receives rental proceeds of approximately $11,000 per month. The Company is actively exploring its options to sublease the remaining lab space as it no longer requires lab space after divesting the NICAMs asset on February 14, 2014. As the Company is no longer using this space for its operations, the Company recorded an additional provision for loss on sublease agreement of $177,000 in the second quarter ended June 30, 2014, bringing the total provision for restructuring costs to $277,000 as at June 30, 2014 of which $123,000 is expected to be settled in the next year related to this lease.

The Company provided the required two-month notice to the landlord that it would be vacating the two adjoining office bays on June 30, 2014. The Company had been leasing this space on a short term month-to-month basis at $9,000 per month until June 30, 2014. Effective July 1, 2014 the Company is renting approximately half of this space for a short term period on a month to month basis at a cost of approximately $5,000 per month while the finance function is conducted from the Edmonton location.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s interim condensed consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the interim condensed consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s interim condensed consolidated financial statements.

Critical judgments in applying the Company’s accounting policies

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change future operating results could be affected.

Contingent consideration

Contingent consideration is a financial liability recorded at fair value (see note 7). The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as future foreign exchange rates and the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones, and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact to the results from operations.

The key assumptions used by management include the probability of success for each milestone (35% - 70%) and a discount rate change to 10% as at March 31, 2014 from 15% used in 2013 which reflects the Company’s reduced credit risk. For the three months ended June 30, 2014 there were no changes made to the assumptions used at March 31, 2014, except for adjusting for the reduction in the time factor by three months. If the probability for success were to increase by a factor of 10% for each milestone this would increase the obligation by approximately $316,000 at June 30, 2014. If the probability for success were to decrease by a factor of 10% for each milestone this would decrease the obligation by approximately $316,000 at June 30, 2014. If the discount rate were to increase to 12%, this would decrease the obligation by approximately $245,000. If the discount rate were to decrease to 8%, this would increase the obligation by approximately $274,000.

Fair value of stock options

Determining the fair value of stock options on grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. If the stock price volatility was higher by a factor of 10% on the grant date of February 14, 2014 this would increase annual stock compensation expense by approximately $120,000. If the stock price volatility was lower by a factor of 10% on grant date this would decrease annual stock compensation expense at June 30, 2014 by approximately $117,000.

Fair value of warrants

Determining the fair value of warrants requires judgment related to the choice of a pricing model, the estimation of stock price volatility, expected term of the underlying instruments and the probability factors of success in achieving the objectives for contingently issuable warrants. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity. If the stock price volatility was higher by a factor of 10% this would have increased the value of the warrants (equity component) by approximately $680,000. If the stock price volatility was lower by a factor of 10% this would have decreased the value of the warrants (equity component) by approximately $674,000.

If the weighted average probability factors were to increase by a factor of 10% this would have increased the value of the warrant liability at June 30, 2014 by approximately $175,000. If the weighted average probability factors were to decrease by a factor of 10% this would have decreased the value of the warrant liability at June 30, 2014 by approximately $159,000.

RISKS AND UNCERTAINTIES

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of its clinical program;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply agreements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payors; and

•	the Company’s ability to raise future financial resources if and when required. Future additional sources of capital could include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of the Company’s intangible assets. There is no assurance of obtaining additional future financing through these arrangements or any arrangements on acceptable terms.

A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Information Form which is filed on SEDAR. Additional risks and uncertainties of which the Company is unaware, or that it currently deems to be immaterial, may also become important factors that affect the Company.

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate, administration and business development expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings of common shares and private placements. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period. The Company is not subject to externally imposed capital requirements.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage. The Company, as discussed earlier in this document, successfully completed a $52 million private placement on February 14, 2014 which is expected to provide the Company with sufficient financial resources to conduct the Phase 2b LN trial and other corporate, administration and business development activities until the trial is completed. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating budgets, as well as any material transactions out of the ordinary course of business. The Company invests its cash equivalents in bankers’ acceptances and/or guaranteed investments certificates with 30 to 180 day maturities to ensure the Company’s liquidity needs are met.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt. All of the Company’s financial liabilities are due within one year except for the long term Contingent Consideration.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates. Accounts receivable, accounts payable and accrued liabilities bear no interest.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s policy limits the investing of excess funds to liquid guaranteed investment certificates and bankers acceptances.

Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the Company’s functional currency and foreign currencies will affect the Company’s operating and financial results.

As a result of the change in the functional currency to U.S. dollars as of January 31, 2014, the Company has foreign exchange exposure to the CDN$.

The following table presents the Company’s exposure to the CDN$:

June 30, 2014 $
Cash and cash equivalents	109
Accounts receivable	99
Accounts payable and accrued liabilities	(1,103)

Net exposure	(895)

Reporting date rate
June 30, 2014 $
$CA - $US	0.937

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the U.S. dollar would have decreased the net loss by $89,000 assuming that all other variables remained constant. An assumed 10 percent weakening of the U.S. dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents were held at a major Canadian Bank. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

CONTINGENCIES

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the interim condensed consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

ADDITIONAL COMPANY INFORMATION

Additional information on the Company may be found in its regulatory filings including its Annual Information Form, quarterly reports and proxy circulars filed with the Canadian Securities Commissions through SEDAR at www.sedar.com or at the Company’s Web site at www.auriniapharma.com.

UPDATED SHARE INFORMATION

As at August 13, 2014, the following class of shares and equity securities potentially convertible into common shares were outstanding:

Common shares	31,500,000
Convertible equity securities
Warrants	6,842,000
Stock options	1,356,000

The Company issued 131,000 shares upon the exercise of 131,000 warrants and received proceeds of $326,000 subsequent to the quarter end.

Quarterly Information

(expressed in thousands except per share data)

Set forth below is selected unaudited consolidated financial data for each of the last eight quarters:

	Three months ended
	2014		2013				2012
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenue	71	67	713	84	85	89	151	86
Research and development costs	2,547	1,040	690	524	442	335	3,337	557
Corporate, administration and business development costs	1,713	2,373	899	492	413	494	938	979
Restructuring costs	403	569	29	1,406	78	—	—	—
Other expense (income)	(954)	899	965	(64)	43	(38)	894	38
Net income (loss) for the period	(4,017)	(5,191)	1,447	(2,353)	(970)	(786)	(5,233)	(1,711)
Per common share ($) Net earnings (loss) – basic and diluted	(0.13)	(0.24)	0.12	(0.45)	(0.25)	(0.20)	(1.39)	(0.49)
Common Shares outstanding	31,369	31,354	12,375	12,374	4,311	3,857	3,857	3,478
Weighted average number of common shares outstanding	31,359	21,848	12,374	5,197	3,877	3,857	3,772	3,478

Summary of Quarterly Results

The primary factors affecting the magnitude of the Company’s losses in the various quarters include the amortization of deferred revenue to revenues, the timing of research and development costs associated with the clinical development programs, timing of stock compensation expense and timing and gains (losses) on financial instrument derivatives and fair value changes in these derivatives.

Research and development costs for the three months ended June 30, 2014 reflected costs associated with the commencement of the recruitment and enrollment phase of the Phase 2b LN clinical trial.

Other expense (income) reflected gains on extinguishment of warrant liability and re-measurement of warrant liability of $438,000 and $646,000 respectively for the three months ended June 30, 2014.

The net loss for the three months ended June 30, 2014 included a non-cash stock option compensation expense of $435,000 while the net loss for the three months ended March 31, 2014 included a non-cash stock option compensation expense of $1.30 million related to the issuance of 1.19 million stock options in the first quarter of 2014.

Net income for the three months ended December 31, 2013 included a gain on acquisition of Aurinia Pharma Corp. of $3.50 million, a loss on contract settlement with ILJIN of $4.27 million and a non-cash deferred income tax recovery of $4.11 million.

The net loss for the three months ended September 30, 2013 included acquisition and restructuring costs of $1.41 million.

The net loss for the three months ended December 31, 2012 included a provision on drug supply inventory of $2.76 million which was recorded in research and development costs and an additional provision of $867,000 on the Lux receivable related to the sale of API to Lux in 2012 (the Company had previously recorded a provision of $445,000 on this receivable in the second quarter of 2012).

OUTLOOK

Our focus in the first quarter of 2014 was on completing a private placement financing that would provide the Company with sufficient funding to allow us to carry out our strategic plan of developing voclosporin as a therapy for the treatment of LN and initiating the Phase 2b trial in LN in a timely fashion thereafter. We closed the private placement financing on February 14, 2014 for gross proceeds of $52 million.

Aurinia is using the net proceeds from the financing primarily to advance the development of voclosporin as a therapy for LN and for corporate and working capital purposes. Since the completion of the financing the Company has been engaged in the launch process for its Phase 2b LN clinical trial and is currently in the patient recruitment and enrollment phase of the trial.

While there have been a number of advances in the treatment of this devastating disease, there is no question that significant unmet medical need remains. Almost 90% of LN patients are not achieving optimal results from the current standard of care. It is our belief that layering voclosporin on top of the current standard of care for patients suffering from LN in a multi-target approach has the potential to rapidly and significantly improve patient outcomes in this devastating disease. Our goal is to complete the enrollment of patients required for the trial as quickly as possible and to that end we are actively engaged in the process of site selection and initiations, site regulatory approvals and all the other site set-up activities required for the timely recruitment and enrollment of patients in the phase 2b study of voclosporin in LN.

The Company has also completed an application in the second quarter to list its shares on NASDAQ and has been in the process of clearing the conditions required to obtain listing. If and when achieved, we believe that this US listing should help to improve the liquidity and visibility of the Company in the United States while also achieving a condition set out in the February 14, 2014 private placement which would allow for the cancellation of the additional warrants which otherwise would be issuable.

The Company’s focus moving forward is on the executional and tactical aspects of its strategic plan.